Exhibit 99.1

RISK FACTORS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, set forth below are cautionary statements identifying important factors that could cause actual events or results to differ materially from any forward-looking statements made by or on behalf of us, whether oral or written. We wish to ensure that any forward-looking statements are accompanied by meaningful cautionary statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause actual events or results to differ materially from our forward-looking statements.  Additional risk factors relating to our business are identified in our annual report on Form 10-K and our other filings with the Securities and Exchange Commission.

A. RISK RELATED TO THE ASSET SALE

We cannot be sure if or when the Asset Sale will be completed.

The consummation of the Asset Sale is subject to the satisfaction of various conditions, including the requirement that we obtain shareholder approval and adoption of the Sale Agreement and the Asset Sale and the absence of a material adverse change. We cannot guarantee that we have satisfied or will be able to satisfy the closing conditions set forth in the Sale Agreement. If we are unable to satisfy the closing conditions, Claranet will not be obligated to complete the transaction.

If the Sale Agreement and the Asset Sale are not approved and adopted by our shareholders, or if the Asset Sale does not close, our board of directors, in discharging its fiduciary obligations to our shareholders, will be compelled to evaluate other alternatives which we believe would be less favorable to our shareholders than the Asset Sale. If the Asset Sale is not consummated, there can be no assurance that we can obtain an alternative solution to our liquidity issues. In that event, and unless we could find such an alternative solution, we would have insufficient funds to continue to operate.

If the Asset Sale is not completed, we will not be able to continue as a going concern without additional financing, and in the absence of another offer we do not believe we will be able to raise that financing.

If the Asset Sale does not close because we fail to meet any of the closing conditions set forth in the Sale Agreement, because the Sale Agreement and Asset Sale are not approved and adopted by our shareholders, or for any other reason, we will require immediate funds to repay Claranet for amounts due and owing under the working capital facility agreement, and if we are at fault, we will also be required to pay the break fee to Claranet and reimburse the $3.0 million deposit paid by Claranet.  In such event, we will also require additional financing to be able to continue our operations as a going concern.  We currently do not have an alternative proposal for any new financing.  If under these circumstances we cannot raise the new financing in a short period of time, our alternatives would be limited by the time available to raise the required finance to avoid insolvency proceedings.

We will not know the timing, amount or nature of any distributions to shareholders.

If the Sale Agreement and Asset Sale are approved and adopted, our board of directors is currently unable to predict the timing, amount or nature of, or the record dates for, distributions, if any, to our shareholders following the Asset Sale, whether or not the Plan of Dissolution is approved. As a result, our shareholders will not know the timing, amount or nature of any distributions. The amount available for distributions to shareholders will depend in part upon the adjustments to the purchase price set forth in the Sale Agreement, particularly the amount drawn by us on the interim working capital facility provided by the Purchaser, obligations outstanding when the Asset Sale is completed, and the time and ongoing expense incurred that is required to complete the process of liquidation. Any available cash and any amounts received in connection with the Asset Sale that are used to provide for our claims and obligations and ongoing expenses will reduce cash and other assets available for distribution to our shareholders.

Through the date of closing and a final distribution to shareholders, we will likely continue to experience negative cash flow and any delay in the closing process will decrease the net funds available for distribution to shareholders

We continue to experience negative cash flows from our consolidated operations. Without sufficient funds to make termination payments, we cannot engage in further restructuring activities to reduce further the operating expenses and negative cash flow. On a consolidated basis, we are currently using approximately $2.0 million per month in negative cash flow and expect to continue that trend through a closing of the Asset Sale. We anticipate that the closing would occur during the first week of July. If the closing occurs as anticipated, we would likely use all or a portion of the $7.0 million (Euro 5.3 million) working capital facility to be provided by Claranet, thereby reducing the $26.4 million purchase price by the amount of the funds we draw from the facility. We have already utilized the $3.0 million deposit paid to us for working capital and $1.1 million of that amount will also reduce the net proceeds at a closing.

The amount of net proceeds available to shareholders will depend on negotiations with creditors and vendors and the lack of unanticipated creditor claims

Assuming we close the Asset Sale, the net proceeds will first be used to satisfy our remaining debts and obligations. Those obligations include but are not limited to termination payments to employees, payment toward our accrued liabilities, the transaction costs of the Asset Sale, which includes professional fees that have not been paid on a current basis out of working capital, termination costs for cancellation of the headquarters’ leased premises and the satisfaction of our debt to the sellers of the AMEN and PSINet Europe companies. The net proceeds that will be available for distribution to shareholders will depend on the amounts that are ultimately paid to satisfy these obligations.

No legal actions to challenge the transaction or suits by creditors or other persons for claims have been raised to date. If any such actions are initiated, the cost of defending any such lawsuit and any damage claim assessed against us would diminish the net proceeds available to shareholders.

During and subsequent to the end of the quarter ended March 31, 2005, we have engaged in discussions with the former owners of the PSINet Europe companies with a view toward renegotiating the Euro 6 million ($7.8 million) zero coupon convertible note obligation we entered into in connection with our acquisition of the five PSINet Europe companies on August 20, 2004.  See ITEM. 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, Recent Events and Potential Sale of the Businesses for further discussion of the renegotiation.  There can be no assurance that the proposed compromise of the note will be completed on the terms described above and if it is not, the amount of funds available for distribution to shareholders upon the completion of the liquidation of the Company could be materially impacted.

Fluctuations in the exchange rate between the U.S. dollar and the various currencies in which we conduct business may affect the funds available for distribution to our shareholders

Claranet has extended to us a working capital facility up to a maximum of Euro 5.3 million or the equivalent of $7.0 million based on the applicable US$/€ exchange rate for April 30, 2005, the date the working capital facility was executed.  We will draw upon the facility in the currency of our working capital requirements, primarily in Euros, but also in British pounds, Swiss Francs and U.S. dollars. Each draw upon the working capital facility in a currency other than the Euro will be valued in Euros based on the spot exchange rate on the date immediately prior to the draw of the currency of the draw.  Fluctuations in foreign currency exchange rates may impact the total amount of the draws and the amount that will be deducted against the purchase price in order to repay the facility on the date of closing.  For example, if the Euro to U.S. dollar exchange rate as of the date immediately prior to the close of the Asset Sale is greater than the exchange rate as of April 30, 2005, the amount that we repay to Claranet and deduct against the $26.4 million purchase price will be higher than what would have been deducted had the exchange rate been the same for the two dates.

In addition, we have accrued liabilities and we incur expenses in local currencies primarily Euros.  Our estimate of the debts and liablities that we will repay after closing the Asset Sale is based on the Euro to U.S. dollar exchange rate as of the time the estimate is made.  Fluctuations in foreign currency exchange rates may materially increase the total amount of liabilities that will be repaid and expenses that are incurred by us as expressed in U.S. dollars until the final liquidation of the Company, and thereby negatively impact the net funds that will be available for distribution to our shareholders.

B. RISK FACTORS RELATED TO OUR BUSINESS

We are continuing to incur substantial losses and reductions in cash.

We have incurred substantial losses for the year ended December 31, 2004 and the three months ended March 31, 2005, and our cash position has continued to deteriorate. We are meeting our needs for operating cash with proceeds from a recent sale of a Swiss subsidiary, use of the deposit provided by the Purchaser in connection with the original letter of intent, and we will begin to draw upon the working capital facility provided by the Purchaser. If we continue to operate our business, we will continue to incur claims, liabilities and expenses from operations (such as operating costs, salaries, lease payments, insurance, payroll and local taxes, legal and accounting fees and miscellaneous office expenses). We would also continue to face competition within the industry from well-established national, regional and independent competitors with greater financial and other resources than us. In addition, perception of our financial condition adversely affects our business. We cannot assure that we will not continue to incur substantial losses if we continue to conduct our operations.

We cannot assure you of the continued listing of our common stock on the NASDAQ market

On June 15, 2004 we received a letter from The Nasdaq Stock Market, Inc. indicating that our common stock had failed to meet Nasdaq’s continued listing requirement that the common stock trade above $1.00 per share because it traded below $1.00 per share for the preceding 30 consecutive trading days. Nasdaq informed us that, if the bid price of shares of our common stock did not close at or above $1.00 for at least 10 consecutive trading days prior to December 13, 2004, we would be notified that our common stock would be delisted from the Nasdaq SmallCap Market. On December 15, 2004, VIA announced that that it received a letter from the Nasdaq Stock Market granting the company a second 180-day extension, to June 10, 2005, to regain compliance with Nasdaq’s minimum bid price requirement. In granting the extension, Nasdaq noted that VIA met all other Nasdaq SmallCap Market listing standards.

In order to maintain its listing on the Nasdaq SmallCap Market, VIA must maintain compliance with the continuing listing standards for the SmallCap Market, which include: minimum stockholders’ equity of $2.5 million, a public float of 500,000 shares, market value of publicly held shares of $1 million, at least two market makers and a minimum bid price of at least $1.00 per share.

Further, there can be no assurance that VIA’s common stock will come into compliance with Nasdaq’s minimum bid price requirement before June 10, 2005. Although we are considering seeking stockholder approval for a reverse stock split to regain compliance with the minimum bid price requirement, we cannot assure you that our stockholders would approve a reverse split or that our board ultimately would implement one.  If our common stock is delisted from the Nasdaq SmallCap Market, we could trade on the OTC Bulletin Board, which is substantially less liquid than the SmallCap Market. If VIA’s common stock is delisted from the Nasdaq markets, the trading market for our common stock could be disrupted, which could make it difficult for investors to trade in our common stock and may result in a reduction in the market price of shares of our common stock.

We rely on telecommunications providers in our markets to provide our customers with reliable access to our services, and failures or delays in providing access could limit our ability to service our customers and impact our revenues and operating results

Our customers typically access our services either through their normal telephone lines or dedicated lines provided by local telecommunications providers specifically for the purposes of accessing and utilizing the Internet.  Our customers are usually required to maintain their telephone line to utilize certain of our resold voice services or must have a pre-existing voice service prior to switching to our voice service, depending on the resold voice service we offer. In some of our markets, we experience delays in delivery of new telephone or dedicated lines that prevent our customers from utilizing our services.  These delays result in lost revenues.  Additionally, some total telecommunications providers that provide internet services provide delivery of telephone or dedicated lines to their own internet customers on a preferential basis, which may cause us to lose current and potential customers.  We also lease network capacity and VPNs from telecommunications providers and rely on the quality and availability of their service.  These companies may experience disruptions of service, which could disrupt our services to, or limit internet access for our customers.  We may not be able to replace or supplement these services on a timely basis or in a cost-effective manner, which may result in customer dissatisfaction and lost revenues.  In addition, to the extent that alternative local access providers fall in any particular market, the incumbent telecommunications providers will experience less competitive prior pressure for access, which could increase our cost structures and impair our profit margins.

We depend on the reliability of our network and systems, and a failure or a breach of our security measures could result in a loss of customers and reduced revenues

We are able to deliver services only to the extent that our network and systems are protected against damages from technical network or system failures, computer viruses, natural disasters and unauthorized access of intentional acts or omissions caused by third parties. Any failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our customers and negatively impact our revenues and results of operations. To the extent that any disruption or security breach results in a loss or damage to our customers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches. Although we currently possess errors and omissions insurance and business interruption insurance, these policies may not provide effective coverage upon the occurrence of a material event or a combination of events.